

Mail Stop 3030

December 11, 2015

Via E-mail
Li Xiting
Executive Chairman of the Board
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi Tech Industrial Park
Nanshan, Shenzhen 518057
The People's Republic of China

> **Re: Mindray Medical International Limited**
> **Schedule 13E-3**
> **Filed November 16, 2015**
> **File No. 005-82367**

Dear Mr. Li:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Introduction, page 1

1.   Please expand the disclosure in the third paragraph on page 2 to indicate the percentage of shares that will be voted in favor of the merger as a result of the Support Agreements and to highlight the fact that the majority vote of unaffiliated holders is not required to approve the merger. In addition, briefly describe here the effect of a shareholder providing no voting instruction.

Exhibit 99.(A)(1)

2.   It appears that the Buyer Group must exercise options to cast the percentage of voting power indicated throughout the document. Please briefly describe the mechanics of how and when this will occur, whether you will receive any proceeds from these option exercises, and any contingencies you foresee, considering that the transaction is premised on the assumption that the Buyer Group will exercise its options.

Letter to Shareholders

3.   Disclosure indicates that if holders of ADSs do not timely deliver specific voting instructions to the ADS depositary, they "may" be deemed to have instructed the ADS depositary to give a discretionary proxy to a member of the Special Committee under the terms of the Depositary Agreement. Please revise to clarify the circumstances in which ADS holders will be deemed to have instructed the ADS depositary to give a discretionary proxy to a member of the Special Committee.

Financing of the Merger, page 8

4.   To the extent that there are any restrictions or limitations on your ability to deposit cash in U.S. dollars sufficient to pay the merger consideration or remove such funds outside the People's Republic of China, this should be fully explained in the disclosure document. Please revise or advise.

5.   Please expand your disclosure in this summary to provide specific details regarding the debt you plan to incur pursuant to this transaction. Please refer to Item 6 of Schedule 13E-3 and corresponding Item 1006(c)(3) of Regulation M-A.

Conditions to the Merger, page 10

6.   With a view toward revised disclosure, please advise us of the potential effect of the merger condition dealing with the 15% limitation on the exercise of dissenter rights. For example, despite the absence of a majority of the minority vote requirement, could shareholders and ADS holders still potentially prevent the merger from occurring if a sufficient number exercise such rights? Who could waive this condition and do they currently intend to do so if it is, in fact, triggered? Also, with a view toward revised disclosure, please tell us how this condition relates to the inability of ADS holders to exercise dissenter rights. That is, are the shares represented by ADSs counted for purposes of this condition? Given the inability of ADS holders to exercise dissenter rights, would, as your disclosure indicates, such holders have to cancel the ADSs they hold, receive shares in return, and then perfect such rights in order to have their shares counted toward triggering that condition? Or does this condition apply only to the Shares currently not held by the ADS depositary such that Shares represented by ADSs are not counted towards this condition?

Background of the Merger, page 24

7.   You state that the Proposal indicated that Messrs. Xu and Cheng were "interested only in the proposed transaction, and that they did not intend to sell their respective stakes in the company." These appear to be the reasons you later disclose that the Special Committee and Board did not consider alternative transactions. Please revise your disclosure to clarify whether the Special Committee considered:

- That the Buyer Group <u>did</u> ultimately agree to a transaction different from the proposed transaction; or
- Whether an alternate transaction could be structured to appeal to the Buyer Group despite their equivocal statement that they did not intend to sell their stake.

In this regard, it appears that the Special Committee declined to consider other transactions due to this initial vague statement by the Buyer Group. Please revise to provide more details about the deliberative process around alternate transactions, or advise.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 32

8.   Please disclose whether any director dissented to or abstained from voting on the Rule 13e-3 transaction, identify the director and indicate the reasons for the dissent or abstention. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation S-K.

9.   Please expand the disclosure in the last bullet point on page 32 to describe the "experience of the Special Committee." For example, has a member of the Special Committee served on any special committee in the past?

10.   You refer in the seventh bullet point on page 33, two bullet points near the bottom of page 34 and in the second bullet point on page 39 to your ability to entertain superior proposals. Please explain the practical value of this right in light of your disclosure in the last paragraph on page 25 that the Buyer Group would not consider selling its shares to any third party regardless of the offer price.

Position of the Buyer Group as to the Fairness of the Merger, page 37

11.   It appears the disclosure here and elsewhere in the document has not been provided by each filing person given that such disclosure is limited to those in the "Buyer Group" and does not appear to include the Filing Affiliates of the Buyer Group. Please note that each filing person must individually comply with the requirements of Schedule 13E-3, including each applicable section of Regulation M-A to which that schedule refers, such as Items 1013 and 1014. Please revise.

12.	Please expand the disclosure in this section to address whether the vote of at least a majority of unaffiliated shareholders is required to approve the transaction and whether the board of directors and each member of the Buyer Group considered this factor in reaching their respective fairness determinations. Refer to Item 8 of Schedule 13E-3 and paragraphs (b) and (c) of Item 1014 of Regulation M-A.

13.	Please expand the disclosure in the penultimate paragraph on page 38 to quantify the increased costs of compliance.

Opinion of the Special Committee's Financial Advisor, page 42

14.	Disclose in this section any instructions issued by the special committee to Lazard regarding the fairness opinion. Refer to Item 9 of Schedule 13E-3 and paragraph (b)(6) of Item 1015 of Regulation M-A.

Alternatives to the Merger, page 52

15.	Please explain the basis for your reference to the "significant offer premium implied by the merger consideration."

Security Ownership of Certain Beneficial Owners and Management, page 94

16.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entities disclosed in your table.

Where You Can Find More Information, page 97

17.	We note that you incorporate by reference your annual report on Form 20-F filed with the SEC on April 16, 2015 which includes a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Please revise to state that the safe harbor provisions in the periodic reports incorporated by reference do not apply to any forward-looking statements you make in connection with the going-private transaction.

18.	Advise us of the authority upon which you rely to forward-incorporate by reference before the special meeting any filings not yet made by the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602, Tiffany Posil, Special Counsel in the Office of Mergers and Acquisitions, at 202-551-3589 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Paul Strecker, Esq.